FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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ASTRAZENECA REPORTS TOP-LINE RESULTS FROM THE BRILINTA SOCRATES TRIAL IN STROKE

Missed primary efficacy endpoint; fewer events observed in the Brilinta arm but trend did not reach statistical significance

Consistent safety profile

AstraZeneca today announced the top-line results of the SOCRATES trial, assessing the efficacy of Brilinta/Brilique (ticagrelor) 90mg tablets twice daily, when compared to aspirin 100mg once daily in patients with acute ischaemic stroke or transient ischaemic attack (TIA). The primary efficacy endpoint of time to first occurrence of any event from the composite of stroke (ischaemic or haemorrhagic), myocardial infarction (MI, also known as heart attack) and death was not met. Fewer events were observed on Brilinta/Brilique versus the comparator in the overall trial population but the trend did not reach statistical significance.

Based on preliminary analyses, safety data is consistent with the known safety profile of Brilinta/Brilique.

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said: "We will present the full analysis of the trial results, including subgroups, at a forthcoming stroke congress and will engage with regulatory agencies on the interpretation of the data. The SOCRATES trial enrolled a patient population that differs from the currently-approved indications for Brilinta/Brilique."

The SOCRATES trial evaluated the efficacy and safety of 90-day treatment with Brilinta/Brilique versus aspirin for the prevention of major vascular events in patients > 40 years of age with an acute ischaemic stroke (National Institutes of Health Stroke Scale (NIHSS) < 5) or TIA (ABCD² score ≥4). Patients randomised into the trial needed to have symptom onset within 24 hours.

In the second half of 2016, data are expected from the ongoing EUCLID trial in peripheral arterial disease (PAD). EUCLID is the fourth trial to read-out from the PARTHENON programme, assessing the potential of Brilinta/Brilique in additional high-risk patient populations.

About Stroke

Stroke is the second leading cause of death worldwide, with 16.9 million first strokes and 5.9 million stroke-related deaths in 2010. Patients who experience an acute ischemic stroke or TIA are at high risk of developing subsequent ischemic events, with particularly high risks of stroke in the first 90-days after the index event.

About SOCRATES

SOCRATES (Acute Stroke Or Transient IsChaemic Attack TReated with Aspirin or Ticagrelor and Patient OutcomES) is an event-driven global clinical trial involving patients in 33 countries. SOCRATES assessed the efficacy of Brilinta/Brilique compared to acetylsalicylic acid (ASA or aspirin) in reducing atherothrombotic events (a composite of stroke, myocardial infarction and death) in patients with acute ischaemic stroke NIHSS (≤ 5) and TIA (ABCD2 score ≥4).

SOCRATES is one of the largest international randomised controlled trials to enrol both stroke and TIA patients within 24 hours of the primary event occurring.

About the PARTHENON programme

The SOCRATES trial is part of PARTHENON, the largest ever AstraZeneca CV outcomes programme, involving nearly 80,000 patients at high risk of CV events (MI, stroke and/or CV death) due to their underlying disease. Through the PARTHENON programme, AstraZeneca aims to address unmet patient needs by enhancing scientific understanding of the potential role of Brilinta/Brilique in the treatment of atherothrombotic conditions. It includes five key studies covering broad patient populations across varying timescales. The trials encompass a wide range of CV disorders, including coronary artery disease (PEGASUS-TIMI 54), peripheral arterial disease (EUCLID) and patients with type-2 diabetes at high risk of CV events (THEMIS).

About Brilinta/Brilique

Brilinta/Brilique is a direct-acting P2Y12 receptor antagonist in a chemical class called cyclo-pentyl-triazolo-pyrimidines (CPTPs). Brilinta/Brilique works by inhibiting platelet activation and has been shown to reduce the rate of thrombotic CV (cardiovascular) events, such as heart attack or CV death, in patients with ACS.

Brilinta/Brilique 90mg is indicated to reduce the rate of thrombotic CV events in patients with ACS (unstable angina (UA), non-ST-elevation myocardial infarction (NSTEMI), or ST-elevation myocardial infarction (STEMI)). Brilinta/Brilique 60mg is indicated for the treatment of patients who have suffered a heart attack at least one year prior and are at high risk of developing a further atherothrombotic event. Treatment with Brilinta/Brilique 60mg may be started as continuation therapy after an initial one-year treatment with Brilinta/Brilique 90mg and aspirin or other dual anti-platelet therapy.

Brilinta/Brilique has been shown to reduce the rate of a combined end point of CV death, MI, or stroke compared to clopidogrel. The difference between treatments was driven by CV death and MI with no difference in stroke. In patients treated with percutaneous coronary intervention, it also reduces the rate of stent thrombosis.

Brilinta and Brilique are registered trademarks of the AstraZeneca group.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 20 7604 8032
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Karen Birmingham	UK/Global	+44 20 7604 8120
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

23 March 2016

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      AstraZeneca PLC

Date: 23 March 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary